SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EasyLink Services Corporation
 (Name of Issuer)

Class A Common Stock, $0.01 Par Value Per Share
 (Title of Class of Securities)

27784T 200
(CUSIP Number)

Bruce Coleman, Esq.
Hodgson Russ LLP
Carnegie Hall Tower
152 West 57th Street, 35th Floor
New York, New York 10019
(212) 751-4300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27784T 200

1.	Names of Reporting Person I.R.S. Identification Nos. of above persons. George Abi Zeid
2.	Check the Appropriate Box If A Member Of A Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place Of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,908,364
8. Shared Voting Power 0
9. Sole Dispositive Power 2,908,364
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,908,364
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

        This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock") of EasyLink Services Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located 33 Knightsbridge Road, Piscataway, New Jersey  08854.

Item 2.	Identity and Background.

                        (a) Name of filing person:

                                        George Abi Zeid ( the "Reporting Person")

                        (b) Residence:

                                        320 Frost Pond Road
                                        Old Brookville, New York 11545

                        (c) Present principal occupation:

                                        Investor.

                             Address of employer:

                                        Not applicable, self-employed.

                        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding as a result of which he or it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations of such laws.

                        (f) Citizenship:

                                        United States of America
Item 3.	Source and Amount of Funds or Other Consideration.

                Not applicable.

Item 4.	Purpose of Transaction.

                    Not applicable.

Item 5.	Interest in Securities of the Issuer.

                (a) The Reporting Person beneficially owns 2,908,364 shares of Issuer's Common Stock, including 300,000 shares issued to Telecom International, Inc. ("TII Shares"), constituting approximately 6.6% of the outstanding Issuer Common Stock.  The Reporting Person disclaims beneficial ownership of the TII Shares.

                (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,908,364 shares of Issuer's Common Stock..

                (c) See Schedule A attached hereto for a listing of all transactions by the Reporting Person in the Issuer's Common Stock that were effected during the past sixty days.

                (d) Not applicable.

                (e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to a Separation Agreement and General Release (the "Separation Agreement") by and between the Issuer and the Reporting Person, dated January 28, 2005, the Reporting Person has agreed to restrictions on the sale of his stock during the two years after his date of resignation, including a prohibition on the sale of stock to one of the Issuer's competitors and on sales in excess of 1 million shares during each of the first and second 12 month periods following the resignation date plus in the second 12 month period any shares not sold in the first 12 month period.

        The Reporting Person is also subject to various standstill provisions for two years after the resignation date, including restrictions on soliciting proxies or consents from other shareholders, granting proxies to third parties or consents, acquiring additional shares of stock and making merger, acquisition or similar proposals involving the Issuer's stock. The Reporting Person has agreed that, for a period of two years after the resignation date, at all meetings of stockholders of the Issuer, he will vote, or grant a proxy to any one or more persons designated by the Company to vote, all of the shares of the Issuer's Common Stock beneficially owned by him proportionately in accordance with the votes cast as votes for, as votes against or as votes withheld, or as abstentions, as the case may be, by shareholders other than the Reporting Person on all matters submitted to the stockholders of the Issuer. The standstill and voting covenants will expire if any of the following conditions exists: the closing price of the Issuer's Common Stock shall be less than $1.75 per share for any ten consecutive days after 18 months after the resignation date; a majority of the Issuer's board consists of persons who are not existing directors or persons appointed by existing directors; or the Reporting Person's share interest is below 5% of the Issuer's outstanding Common Stock. If the Issuer fails to make any required payment under the separation agreement within 15 days after receipt of written notice from the Reporting Person or fails to make a required payment within two business days after the due date for the payment on at least 3 occasions, the restrictions on the sale of the Reporting Person's shares and the standstill and voting covenants will terminate and all remaining payments under the separation payment may be declared by the Reporting Person to be immediately due and payable.

        A copy of the Separation Agreement was filed by the Issuer as Exhibit 10.1 to a Form 8-K on January 28, 2005.
Item 7.	Material to Be Filed as Exhibits.

            None.

SCHEDULE A

Transactions in the Last Sixty Days
DATE	# OF SHARES SOLD	PRICE / SHARE	NET ($) AMOUNT
07/12/05	17,920	1.0000	17,202
07/11/05	19,700	1.0010	18,930
07/08/05	162,255	1.0009	155,904
07/07/05	11,954	1.0000	11,475
07/06/05	6,940	1.0000	6,662
06/29/05	1,300	1.0000	1,247
06/28/05	10,407	1.0000	9,990
06/27/05	2,400	1.0000	2,303
06/22/05	19,710	1.0000	18,920
06/21/05	66,666	1.0000	63,996
06/20/05	12,028	1.0000	11,546
06/17/05	2,904	1.0000	2,787
06/15/05	26,784	1.0000	25,711
06/14/05	14,090	1.0000	13,525
06/13/05	17,261	1.0000	16,569
06/10/05	15,375	1.0000	14,759
06/09/05	40,897	1.0011	39,304
06/07/05	19,660	1.0000	18,872
06/06/05	45,750	1.0022	44,018
06/03/05	41,884	1.0007	40,236
06/02/05	63,750	1.0000	61,197
06/01/05	95,987	1.0002	92,162
05/31/05	25,500	1.0000	24,478
05/27/05	67,846	1.0000	65,129
05/26/05	65,700	1.0000	63,069
05/26/05	41,724	1.0003	40,065
05/20/05	800	1.0000	794
TOTAL:	917,192	--	$880,850

_______________________________________________

1 No shares of the Issuer's Common Stock have been purchased by the Reporting Person during this time period.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2005

/s/ George Abi Zeid
George Abi Zeid